                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 9)*



                         SHELBOURNE PROPERTIES II, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    821374105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Michael L. Ashner
                        100 Jericho Quadrangle, Suite 214
                             Jericho, New York 11753
                                 (516) 822-0022
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  JUNE 14, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


---------------------------------------------

CUSIP No.   821374105

---------------------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Michael L. Ashner
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

          N/A
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                             [ ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                                 7    SOLE VOTING POWER

          NUMBER OF                   94,479 shares (1)
           SHARES               ------------------------------------------------
        BENEFICIALLY             8    SHARED VOTING POWER
          OWNED BY
            EACH                ------------------------------------------------
          REPORTING              9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      94,479 shares (1)
                               ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         94,479 shares (1)
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.56%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

(1) Comprised entirely of shares owned by HX Investors L.P. of which Exeter Capital Corporation is the sole general partner an entity in which Mr. Ashner is the sole shareholder and director.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


---------------------------------------------

CUSIP No.   821374105

---------------------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          HX Investors L.P.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                             [ ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                                 7    SOLE VOTING POWER

          NUMBER OF                   94,479 shares
           SHARES               ------------------------------------------------
        BENEFICIALLY             8    SHARED VOTING POWER
          OWNED BY
            EACH                ------------------------------------------------
          REPORTING              9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      94,479 shares
                               ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         94,479 shares
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.56%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 9 amends certain information contained in the Schedule 13D filed jointly by Michael L. Ashner and HX Investors, L.P. on February 25, 2002 with respect to Shelbourne Properties II, Inc. (the "Company"), as amended by Amendment No. 1 thereto filed on March 14, 2002, as further amended by Amendment No. 2 thereto filed on March 26, 2002, as further amended by Amendment No. 3 thereto filed on March 27, 2002, as further amended by Amendment No. 4 thereto filed on April 8, 2002, and as further amended by Amendment No. 5 thereto filed on April 19, 2002, as further amended by Amendment No. 6 thereto filed on April 30, 2002, as further amended by Amendment No. 7 thereto filed on May 16, 2002, as further amended by Amendment No. 8 thereto filed on May 22, 2002 (as amended, the "13D"). Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

Item 3. Source and Amount of Funds or Other Consideration.

     The aggregate amount of funds used to purchase the additional 10,223 shares of Common Stock held by HX was $550,662. The source of funds used to purchase such shares was capital contributions from partners of HX.


Item 5. Interest in Securities of the Issuer.

     (a) The aggregate percentage of the outstanding shares of Common Stock reported owned by each Reporting Person is based upon 894,792 shares of Common Stock outstanding which represents the number of shares reported outstanding in the Company's most recently filed Quarterly Report on Form 10-Q.

     As of the close of business on June 14, 2002:

          (i) HX owns 94,479 shares which constitute approximately 10.56% of the shares of Common Stock outstanding.

          (ii) Michael L. Ashner owns no shares of Common Stock directly. As the sole shareholder and director of Exeter, the sole general partner of HX, Mr. Ashner may be deemed under the provisions of Rule 13d-3 of the Exchange Act Rules to be the beneficial owner of all 94,479 shares owned by HX. Such shares constitute approximately 10.56% of the shares of Common Stock outstanding.

     (b) Mr. Ashner has the sole power to vote or to direct the vote and the sole power to dispose of, or to direct the disposition of, the shares of Common Stock owned by HX.

     (c) Set forth on Schedule 1 hereto is a description of all transactions in shares of Common Stock that were effected during the past sixty days by the Reporting Persons.

                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2002

                                              HX INVESTORS L.P.

                                              By:  Exeter Capital Corporation
                                                   General Partner

                                              By:  /s/ Michael L. Ashner
                                                   -------------------------
                                                   Michael L. Ashner, President



                                                   /s/ Michael L. Ashner
                                                   -------------------------
                                                   Michael L. Ashner

                                   SCHEDULE 1


     Set forth below is a description of all transactions in shares of Common Stock that were effected during the past sixty days by the Reporting Persons. Except as otherwise indicated, all such transactions were purchases effected by HX on the open market.

DATE             NUMBER OF SHARES        PRICE PER SHARE
----             ----------------        ---------------
3/18/02                4,650                  $52.10
3/21/02                1,000                  $52.45
3/22/02                  500                  $52.45
3/25/02                1,500                  $52.45
3/26/02                  400                  $52.45
3/27/02                  100                  $52.45
3/28/02                  400                  $52.75
4/01/02                  500                  $52.84
4/02/02                  400                  $53.00
5/08/02                  100                  $52.50
5/15/02 (a)           12,592                  $52.10
5/28/2002                500                  $52.84
6/4/2002                 100                  $53.75
6/6/2002                 500                  $54.00
6/11/2002                100                  $54.00
6/12/2002              3,200                  $53.99
6/14/2002              5,823                  $53.87


(a)  Acquired through privately negotiated transaction.